Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
As at and for the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		March 31, 2013	December 31, 2012
		$	$
ASSETS	Note

Cash and cash equivalents		23,478,039	33,517,542
Short-term investments	3	9,010,788	-
Other assets		247,487	383,038
CURRENT ASSETS		32,736,314	33,900,580

Property and equipment		13,672	27,349

Exploration and evaluation assets	4	18,973,282	17,706,346

ASSETS		51,723,268	51,634,275

LIABILITIES

Accounts payable and accrued liabilities		1,563,862	1,623,669
CURRENT LIABILITIES		1,563,862	1,623,669

LIABILITIES		1,563,862	1,623,669

SHAREHOLDERS’ EQUITY

Share capital	5	104,603,488	104,603,488
Contributed surplus		31,781,680	31,494,020
Deficit		(86,225,762)	(86,086,902)

SHAREHOLDERS’ EQUITY		50,159,406	50,010,606

LIABILITIES AND SHAREHOLDERS’ EQUITY		51,723,268	51,634,275

Commitments	7

Approved by the Board of Directors

/s/Robert J. Gayton	Director	/s/Robert Byford	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
As at and for the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,	2013	2012
	$	$
CORPORATE EXPENSES

Filing and regulatory fees	108,492	120,754
Office and administration	65,983	57,625
Professional fees	26,297	63,496
Rent and utilities	31,963	23,428
Share-based payments	246,542	595,554
Shareholder communication and travel	185,582	110,840
Wages and benefits	250,720	210,806

LOSS BEFORE TAXES AND OTHER ITEMS	915,579	1,182,503

OTHER ITEMS
Foreign exchange loss (gain)	(752,281)	2,895
Interest income	(24,438)	(29,466)
Plan of arrangement costs	-	45,798

LOSS AND COMPREHENSIVE LOSS	138,860	1,201,730

Basic and diluted loss per share	-	0.01

Weighted average number of common shares outstanding	93,782,503	93,264,041

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
As at and for the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,	2013	2012
	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES

Loss and comprehensive loss	(138,860)	(1,201,730)

ITEMS NOT AFFECTING CASH
Share-based payments	246,542	595,554

Change in non-cash working capital items	(46,193)	22,038

OPERATING ACTIVITIES	61,489	(584,138)

FINANCING ACTIVITIES

Exercise of stock options	-	301,500

FINANCING ACTIVITIES	-	301,500

INVESTING ACTIVITIES

Redemption (purchase) of short-term investments	(9,000,000)	1,500,000
Mineral property expenditures	(1,100,992)	(1,630,085)

INVESTING ACTIVITIES	(10,100,992)	(130,085)

DECREASE IN CASH AND CASH EQUIVALENTS	(10,039,503)	(412,723)

Cash and cash equivalents – Beginning	33,517,542	1,363,136

CASH AND CASH EQUIVALENTS - ENDING	23,478,039	950,413

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
As at and for the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$
DECEMBER 31, 2011	93,002,503	103,747,315	29,348,559	(82,173,626)	50,922,248

Exercise of stock options	280,000	301,500	-	-	301,500
Transfer of stock option value	-	168,349	(168,349)	-	-
Share-based payments	-	-	690,768	-	690,768
Loss and comprehensive loss	-	-	-	(1,201,730)	(1,201,730)
MARCH 31, 2012	93,282,503	104,217,164	29,870,978	(83,375,356)	50,712,786

Private placement	500,000	400,000	-	-	400,000
Share issuance costs	-	(13,676)	-	-	(13,676)
Share-based payments	-	-	1,623,042	-	1,623,042
Loss and comprehensive loss	-	-	-	(2,711,546)	(2,711,546)
DECEMBER 31, 2012	93,782,503	104,603,488	31,494,020	(86,086,902)	50,010,606

Share-based payments	-	-	287,660	-	287,660
Loss and comprehensive loss	-	-	-	(138,860)	(138,860)

MARCH 31, 2013	93,782,503	104,603,488	31,781,680	(86,225,762)	50,159,406

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada.

The Company is incorporated in British Columbia, Canada. Its head office is located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia.

The Company will have to raise additional funds to complete the development of the Casino Project. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

	a.	Compliance with International Financial Reporting Standards (“IFRS”)

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ending December 31, 2013, as issued and outstanding as of May 9, 2013, the date the Board of Directors approved these financial statements.

	b.	Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, and income and mining taxes. Differences may be material.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of Guaranteed Investment Certificates. All certificates have a one year term, but are redeemable in full or in part at the Company’s option at any time without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. Short-term investments held at March 31, 2013 bear an interest rate of 1.25%.

4.	EXPLORATION AND EVALUATION ASSETS

Costs capitalized to exploration and evaluation assets are detailed below:

Casino Project
$
DECEMBER 31, 2011	42,114,531

Claims maintenance	20,982
Engineering studies	3,338,695
Exploration and camp support	524,514
Permitting	2,507,395
Royalty proceeds, net	(31,406,744)
Salary and wages	272,500
Share-based payments	334,473
DECEMBER 31, 2012	17,706,346

Claims maintenance	629
Engineering studies	118,051
Exploration and camp support	17,993
Permitting	1,015,542
Salary and wages	73,603
Share-based payments	41,118
MARCH 31, 2013	18,973,282

Casino (100% ownership)

The Casino porphyry copper-gold-molybdenum deposit is located in Yukon, Canada.

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims.

Should Western maintain title to any Casino B claims after the period covered by the existing option agreement or reacquire the Casino B claims in any way, the 5% Net Profits Royalty in favour of 8248567 Canada Limited will be suspended and the NSR Royalty will apply to such claims.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining NSR Royalty) for the following amount:

•	US$39 million if the amount is paid on or prior to December 31, 2013; or
•	US$59 million if the amount is paid after December 31, 2013, but on or before December 31, 2017.

The gross proceeds of US$32 million ($31,788,800) were recorded as a reduction in the carrying value of the Casino Project. Associated transaction costs ( $382,056) were recorded as an offsetting increase to the carrying value.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

5.	SHARE CAPITAL

	a.	Authorized share capital

Unlimited common shares without par value

Unlimited number of preferred shares without par value

	b.	Financing

On October 4, 2012, Western completed a non-brokered private placement whereby the Company issued 500,000 flow-through common shares at a price of $0.80 per common share.

6.	STOCK OPTIONS AND SHARE-BASED PAYMENTS

	a.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 21, 2012, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2013, the Company could issue an additional 4,004,583 stock options under the terms of the plan.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

A summary of the Company’s stock options outstanding and the changes for the periods then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2011	4,313,667	1.77

Granted	1,660,000	0.80
Exercised	(280,000)	1.08
Expired	(420,000)	1.72
DECEMBER 31, 2012	5,273,667	1.50

Granted	100,000	1.59
MARCH 31, 2013	5,373,667	1.51

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.55 - 0.84	2,853,667	0.76	3.22
$1.14	445,000	1.14	0.21
$1.50 – 1.85	400,000	1.67	2.73
$2.84	1,675,000	2.84	3.19
MARCH 31, 2013	5,373,667	1.51	2.92

Of the total stock options outstanding, 3,055,326 were vested and exercisable at March 31, 2013. The weighted average exercise price of vested stock options is $1.64 and the average remaining contractual life is 2.07 years.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b.	Share-based payments

The following is a summary of stock options granted by the Company in 2013 and 2012 and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black - Scholes option pricing model and the following inputs and assumptions:

	January 15,	September 10,	July 12,
Inputs and assumptions	2013	2012	2012

Stock options granted	100,000	50,000	1,610,000
Exercise price	$1.59	$0.84	$0.80

Market price	$1.59	$0.84	$0.72
Expected option term (years)	3.0	3.0	3.0
Expected stock price volatility	73.4%	73.5%	76.5%
Average risk-free interest rate	1.25%	1.25%	1.01%
Expected forfeiture rate	-	-	-
Expected dividend yield	-	-	-
FAIR VALUE ASSIGNED	$77,127	$20,390	$548,442

7.	COMMITMENTS

The Company has an agreement to lease its head office space until May 31, 2016. The total amount of payments remaining during the course of the agreement as at March 31, 2013 is $1,043,000. Of this amount, $238,000 is due within the next twelve months.

The Company is required to use the proceeds received from the royalty sale for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company must spend approximately $190,000 on qualifying Canadian exploration expenditures by December 31, 2013. Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2013 by December 31, 2013 and the amount that the investors actually realized.

Other commitments related to exploration and evaluation assets are described in note 4.

8.	RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle Copper and Gold Inc., and Copper North Mining Corp. Ravenwolf provides administration, accounting and other office services to its owners on a cost- recovery basis. The related party transactions incurred during the year were in the normal course of operations.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Amounts charged by Ravenwolf were categorized as follows:

For the three months ended March 31,	2013	2012
	$	$
Office and administration	27,826	38,117
Rent and utilities	31,855	23,428
Shareholder communication and travel	11,808	6,342
Wages and benefits	226,358	209,752
Exploration and evaluation assets	74,837	66,602
	372,684	344,241

At March 31, 2013, the Company’s other assets include amounts receivable of $7,485 from Ravenwolf for advances made by Western to fund Ravenwolf’s working capital. This amount is non-interest bearing, unsecured and payable on demand.

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the period was as follows:

For the three months ended March 31,	2013	2012
	$	$
Salaries and director fees	205,341	210,775
Share-based payments	179,941	475,347
	385,282	686,122

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

9.	SEGMENTED INFORMATION

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada. All interest income is earned in Canada and all assets are held in Canada.

10.	CAPITAL MANAGEMENT

Western is a mineral exploration company with a primary focus of advancing its Casino Project towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank.

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends.

11.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

	a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

	b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

	c.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2013 (unaudited – prepared by management)
(Expressed in Canadian dollars)

In December 2012, the Company completed a significant royalty transaction, the proceeds of which were denominated in US dollars. Western still had significant financial instruments denominated in US dollars at March 31, 2013. As at March 31, 2013, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $221,000 (December 31, 2012 - $319,000).